Exhibit d.6

BAIRD FUNDS, INC.

AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT dated as of May 1, 2003 to the Investment Advisory Agreement dated as of September 29, 2000, by and between Baird Funds, Inc, a Wisconsin corporation and Robert W. Baird & Co. Incorporated, a Wisconsin corporation shall be as follows:

Effective May 1, 2003, the name Baird Horizon Growth Fund has been changed to Baird LargeCap Fund.  Accordingly, all references to Baird Horizon Growth Fund in this Agreement should be replaced with Baird LargeCap Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

BAIRD FUNDS, INC.

ROBERT W. BAIRD & CO.

INCORPORATED

By: /s/ Brett R. Meili

By:/s/ Glen F. Hackman